Exhibit 99.2

Focus Media to Acquire Dotad
Entering China’s Mobile Advertising Market

SHANGHAI, China, March 7, 2006 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it has entered into a definitive agreement to acquire 100% of Dotad Media Holdings Limited (“Dotad”), a leading mobile-phone advertising service provider in China.

Headquartered in Beijing, Dotad owns and operates the largest WAP-based (Wireless Access Protocol-based) advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. Dotad’s WAP-push advertising platform, Mbox, is capable of delivering over 12 million messages per day. Since Dotad launched its WAP-based advertising delivery service in 2004, the company has taken about 80% of the WAP-based adverting market in China. All of the top 100 wireless value-added service providers in China are customers of Dotad. In addition, Dotad has developed a database of approximately 70 million WAP users, covering approximately 90% of all WAP users in China. Focus Media will be working with Dotad to develop a unique mobile advertising service system for Chinese media buyers, leveraging Dotad’s existing technology platform and experience in the mobile advertising market

‘We have made our strategic decision to enter China’s mobile advertising market,’ commented Jason Jiang, Chairman and CEO of Focus Media. ‘We view mobile advertising services as an indispensable part of our life-style media and aim at establishing highly-segmented advertising channels tailored to individual consumers. We believe mobile advertising will account for a significant part of our adverting clients’ ad budgets when the 3G mobile network are launched in China.’

Under the agreement, Focus Media will acquire a 100% of the equity stake in Dotad for US$15 million in cash and up to US$15 million in the form of Focus Media common stock (valued at US$50 per ADS each of which represents 10 Focus Media ordinary shares) contingent upon Dotad’s meeting certain earning target in 2006 and 2007, for an aggregate potential payment of up to US$30 million. All of the Focus Media ordinary shares in discussion will be in the form of new shares. The acquisition is subject to the usual regulatory requirements and customary closing conditions and is expected to close in the second quarter of 2006.

ABOUT FOCUS MEDIA LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s largest out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays and the largest in-elevator poster frame network. Based on an audience-centric approach, Focus Media provides multi-platform media channels which cover specific demographic groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports and airport shuttle buses. As of September 30, 2005, Focus Media had over 55,000 display units in our commercial location network and in-store network and approximately 77,000 advertising poster frames throughout China. Over 1,200 international and domestic advertisers had placed advertisements through our networks as of September 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

INVESTOR AND MEDIA CONTACT:

Jie Chen

Focus Media Holding Ltd.

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn